UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of report: April 16, 2019
Commission File Number: 001-36028

ARDMORE SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Belvedere Building, 69 Pitts Bay Road, Ground Floor
Pembroke, HM08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of the 2019 Proxy Statement of Ardmore Shipping Corporation (the “Company”), dated April 16, 2019.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE
FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:
•
REGISTRATION STATEMENT ON FORM F-3D (NO. 333-203205) FILED WITH THE SEC ON APRIL 2, 2015;

•
REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213343) FILED WITH THE SEC ON AUGUST 26, 2016;

•
REGISTRATION STATEMENT ON FORM S-8 (NO. 333-213344) FILED WITH THE SEC ON AUGUST 26, 2016; AND

•
REGISTRATION STATEMENT ON FORM F-3 (NO. 333-227129) FILED WITH THE SEC ON AUGUST 31, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ARDMORE SHIPPING CORPORATION
Date: April 16, 2019	By: /s/ Anthony Gurnee Anthony Gurnee Chief Executive Officer (Principal Executive Officer)